

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 8, 2017

Federico A. Tripodi
Chief Executive Officer
Calyxt, Inc.
600 County Road D West
Suite 8
New Brighton, MN 55112

> **Re:** **Calyxt, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 15, 2017**
> **CIK No. 0001705843**

Dear Mr. Tripodi:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, scheduling your printing and distributing of the preliminary prospectus, that we may have comment after reviewing the materials.

3. Please update the financial statements pursuant to Rule 8-08 of Regulation S-X and other information in the filing to include the interim period ended March 31, 2017.

Use of Proceeds, page 46

4. Please clarify whether the contemplated use of proceeds to "build out commercial capabilities" refers to the facility expansion you discuss elsewhere. To the extent a material amount of other funds will be necessary to accomplish this purpose, please quantify the amount and anticipated source of funds. Please also revise Liquidity and Capital Resources as appropriate. Refer to Instructions 2 and 3 to Item 504 of Regulation S-K.

Liquidity and Capital Resources, page 60

Sources of Liquidity, page 60

5. You state Cellectis will guarantee funding for your operations through May 2018. Please discuss whether the timing of or amount raised in the initial public offering will release, modify, or otherwise affect the Cellectis guarantee.

Business, page 64

Our Competitive Strengths, page 67

6. In the first bullet point on page 68 please further explain the layering of new products on top of existing products and how this provides incremental value without significant incremental costs.

Our Technologies, page 72

7. Please discuss, to the extent material, any limitations or challenges presented by not using foreign DNA in developing your product pipeline. For example, discuss whether there are practical limitations in the number of products or extent of traits which can be gene-edited without using foreign DNA or other techniques.

Our Commercial Strategy, page 73

8. Please expand your discussion of your plans to repurpose your existing supply chain capacity, including milestones and, to the extent material, estimated budgets. Please also clarify whether each product you commercialize has or will have its own dedicated supply chain.

9. Please briefly explain the use of tolling arrangements in the context of an agricultural supply chain and your specific business model.

<u>Our Product Pipeline, page 74</u>

<u>Herbicide Tolerant Wheat (Farmer Trait), page 76</u>

10. Please explain how herbicide tolerant crops are a "sustainable" alternative and briefly describe the alternative crop protection chemistries you reference here.

<u>Description of Capital Stock, page 110</u>

11. You state that the description of capital stock is qualified in its entirety by reference to, among other things, the Delaware General Corporation Law. It is not appropriate to qualify your disclosure by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement. Please revise accordingly.

You may contact Heather Clark at (202) 551-3624 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure

cc: Derek J. Dostal, Esq.
        Davis Polk & Wardwell LLP